Exhibit 99.1

Sequans Communications Announces $12 Million Debt Financing

PARIS--(BUSINESS WIRE)--April 15, 2015--4G chipmaker Sequans Communications S.A. (NYSE: SQNS) today announced that it has completed the sale of a convertible note in the principal amount of $12 million to a single institutional investor in a private placement transaction. The company intends to use the proceeds for general corporate purposes.

"We have achieved an important financing goal," said Georges Karam, Sequans CEO. "Particularly gratifying is the confidence in the company indicated by this transaction with an existing Sequans investor."

The convertible note will mature in April 2018 and will bear interest at a rate of 7% per year, paid in kind annually on the anniversary of the issuance of the note. The note will be convertible, at the holder’s option, into the company’s American Depositary Shares (“ADSs”) at a conversion rate of 540.5405 ADSs for each $1,000 principal amount of the note, subject to certain adjustments, which equates to an initial conversion price of $1.85 per ADS.

B. Riley & Company acted as advisor for the transaction.

This press release includes a summary of the general terms of the transaction. The complete terms of the financing are included in a Form 6-K to be filed by Sequans with the Securities and Exchange Commission on April 15, 2015.

The convertible note and underlying shares have not been registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. This press release does not constitute an offer to sell or the solicitation of an offer to buy any security and shall not constitute an offer, solicitation or sale of any securities in any jurisdiction in which such offering sold would be unlawful.

Forward Looking Statements

This press release contains forward-looking statements All statements other than present and historical facts and conditions contained in this release are forward-looking statements (within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended). These statements are only predictions and reflect our current beliefs and expectations with respect to future events and are based on assumptions and subject to risk and uncertainties and subject to change at any time. We operate in a very competitive and rapidly changing environment. New risks emerge from time to time. Given these risks and uncertainties, you should not place undue reliance on these forward-looking statements. Actual events or results may differ materially from those contained in the projections or forward-looking statements. Some of the factors that could cause actual results to differ materially from the forward-looking statements contained herein include, without limitation: (i) the contraction or lack of growth of markets in which we compete and in which our products are sold, including LTE and WiMAX markets, (ii) unexpected increases in our expenses, including manufacturing expenses, (iii) our inability to adjust spending quickly enough to offset any unexpected revenue shortfall, (iv) delays or cancellations in spending by our customers, (v) unexpected average selling price reductions, (vi) the significant fluctuation to which our quarterly revenue and operating results are subject due to cyclicality in the wireless communications industry and transitions to new process technologies, (vii) our inability to anticipate the future market demands and future needs of our customers, (viii) our inability to achieve new design wins or for design wins to result in shipments of our products at levels and in the timeframes we currently expect, (ix) our inability to execute on strategic alliances; and (x) other factors detailed in documents we file from time to time with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995.

About Sequans Communications

Sequans Communications S.A. (NYSE: SQNS) is a 4G chipmaker and leading provider of single-mode LTE chipset solutions to wireless device manufacturers worldwide. Founded in 2003, Sequans has developed and delivered six generations of 4G technology and its chips are certified and shipping in 4G networks, both LTE and WiMAX, around the world. Today, Sequans offers two LTE product lines: StreamrichLTE™, optimized for feature-rich mobile computing and home/portable router devices, and StreamliteLTE™, optimized for M2M devices and other connected devices for the Internet of Things. Sequans is based in Paris, France with additional offices in the United States, United Kingdom, Israel, Hong Kong, Singapore, Taiwan, South Korea, and China. Visit Sequans online at www.sequans.com; www.facebook.com/sequans; www.twitter.com/sequans

CONTACT:
Sequans Communications S.A.
Media Relations: Kimberly Tassin, +1-425-736-0569, Kimberly@sequans.com
Investor Relations: Claudia Gatlin, +1-212-830-9080, Claudia@sequans.com